FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  08 April 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Circ re. Posting dated 13 April 2004


                           BALTIMORE TECHNOLOGIES PLC

London, UK - 13 April 2004 - Baltimore Technologies plc (London: BLM) today announces that it has posted a circular to its shareholders giving notice of the Extraordinary General Meeting (EGM) requisitioned by Acquisitor Holdings (Bermuda) Ltd., to be held on Thursday, 6 May 2004 at 12:00 pm at Holiday Inn Bloomsbury, Coram Street, London WC1N 1HT. Proxies must be received by no later than 12:00pm on Tuesday, 4 May 2004. The circular is available on Baltimore Technologies' website at www.baltimore.com.

In addition, Baltimore Technologies confirms that the new Directors, David Weaver, Alfredo Goyanes, John Uttley and James Huston, named in its announcement of 31 March 2004 (RNS Number: 1400X) will take up their Board appointments immediately following the filing by Baltimore Technologies of its Group accounts for the year ended 31 December 2003 with the US Securities and Exchange Commission ("SEC"), instead of on 8 April 2004 as previously announced. New Director Richard Eyre will be taking up his Board appointment on 4 May 2004, being the first business day following his expected return on 1 May 2004 from a long-planned expedition to the North Pole.

All of the specific questions raised by Acquisitor in its announcement of 30 March 2004 are either dealt with in the circular or will be addressed in the Group accounts to be filed with the SEC.

                                    - ENDS -

For further information please call:
Smithfield
Andrew Hey
Will Swan
020 7360 4900





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer



Date: 13 April 2004